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Nicki Kerbs

3rd

Chief Operations Manager- Cupcake Royale Co-Owner- The Goodship Co.

Seattle, Washington | Food & Beverages

Current The Goodship Co., Cupcake Royale, Rodeo Donut
Previous Specialty's Cafe & Bakery
Education Western Culinary Institute

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https://www.linkedin.com/in/nicki-kerbs-404b6284

Background

Summary

Highly effective Chief Of Operations who specializes in outstanding hospitality, award winning quality and cultivating rich company culture. High-energy, result driven leader with an entrepreneurial attitude. Takes pride in solving complex problems and working through the littlest details. Proven success in developing and leading diverse teams to achieve outstanding results.

Voted One of "Seattle's Best Places to Work" by Seattle Met Magazine - 2015
General Manager of the Year 2008- Specialty's Café and Bakery
Developed all recipes for Cupcake Royale brand Ice cream- 2012
Developed Cupcake Royale Home Cupcaking Mix and Buttercream pints- 2014
"Management Leadership" award from Modern Baking magazine 2013.
Voted Best Chocolate cupcake in Seattle 2011, 2013, 2014
Voted Seattle's best Ice cream- 2013
Instructor Bob's red Mill- 2008
Instructor for Sur La Tabla- 2008

Rodeo Donut Small Batch * Brioche Donuts

Experience

Co-Owner, Pastry Chef

The Goodship Co.

January 2014 – Present (2 years 5 months) | Seattle Wa.

The maker and baker behind the damn fine edibles at The Goodship Co. in Seattle Wa. We pride

ourselves in delivering sophisticated good times with our unique high end edible marijuana products. I develop all the recipes, methodology and efficieny behind the products. I pride myself in creating shelve stable products that taste fresh and wholesome. Voted Seattle's best edible by Seattle Weekly in 2015. My work at the Goodship is dedicated to delivering a great high with ingredients that are good for your body. I use all-natural, sustainable, and locally-sourced ingredients, and our chocolate is fair trade.

http://www.thegoodship.com/

▸ 1 project

The Goodship Company - Marijuana Edibles ...

Chief Operations Officer

Cupcake Royale

June 2011 – Present (5 years) | Seattle Washington

Lead and direct a diverse company of 85 employees in accordance with company policies, goals and values. Focusing on operations, human resources, tech systems, finance, new business coordination, brand promotion and communication. Create all internal policies and systems to ensure team is aligned and organized. Craft all budgets, sales projections and pricing strategy. Review and analyze all profit and loss statements, check runs and cash flow reports. Concept and develop all new products: ice cream, cupcakes and donuts. Plan and coordinate all company strategy and goals to increase sales. Motivate top leaders to grow into higher positions and better opportunities.

▸ 1 honor or award

Cupcake Royale | Seattle's Best Cupcakes an...

Manager/Baker

Rodeo Donut

March 2011 – Present (5 years 3 months) | Ballard Wa.

Created all the recipes for Rodeo Donut including brioche dough, filling, glazes and toppings. Composed business plan, financial projections and growth strategy. Managed kitchen build out, equipment purchases and install. Coordinated the launch of the Rodeo pop-up with light print advertising, social media and on-air television segments announcing it's opening. Worked closely with design agency to create branding and identity. Run day to day operations of Rodeo Donut.

Rodeo Donut - Small Batch | Gourmet | Alway...

Area General Manager
Specialty's Cafe & Bakery
March 2005 – April 2010 (5 years 2 months) | Seattle Wa.

Focused on running up to three fast casual cafes in the Greater Seattle area. From scratch bakery, same day catering, full coffee/espresso menus and delivery logistics. Managed a certified training store, developed managers and assisted in creating operational tools and systems.

Honors & Awards

Seattle's Best Ice cream
Seattle Met Magazine
October 2013

Management Leadership award
Modern Baking Magazine
August 2013

Oprah's Mixing Picks
O magazine
April 2014

Featured for Vanilla Buttercream pints

Seattle's Best Chocolate Cupcake
Seattle Magazine
December 2012

Best Places to Work in Seattle
Seattle Met
March 2015

Voted as one of Seattle's top places to work

Projects

Cupcake Royale Ice cream Launch
April 2011

Developed flavors, Created recipes and launched ice cream program for Cupcake Royale. This also included recipe costing, ingredient research, equipment and all systems to support program.

Home Cupcaking kit
November 2013

Developed Cupcaking mix for home bakers.

Rodeo Donut
March 2015

Created business plan for Rodeo Donut including all recipes, bakery operations plans, equipment, kitchen re-vamp/layout, marketing, promos, logo, social media, web-site design and promotions. From beginning to end created the plan for Seattle's Rodeo donut.

The Goodship Co.
January 2014

Helped to create and launch Goodship Co. Create the 1st product to launch Snickerdoodle and Sea Salted Chocolate Chip cookies. Worked on packaging, recipe development, pricing strategy, branding and business plan.

Skills

11	Management
9	Food & Beverage
7	Operations Management
6	Bakery
6	Team Leadership
3	R&D
3	Managerial Finance
2	Product Innovation
2	Logistics Management

Education

Western Culinary Institute
Culinary Arts and Related Services
1997 – 1998

Hospitality Quotient University
Hospitality
2013

Based on Danny Meyer Setting the Table

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